FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of ….	July	……………………………………………… ,	2021

CANON INC.
(Translation of registrant’s name into English)

30-2, Shimomaruko 3-Chome, Ohta-ku, Tokyo 146-8501, Japan
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-....................

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANON INC.
(Registrant)

Date…	July 19, 2021	By....../s/.......... Sachiho Tanino.............
(Signature)*

Sachiho Tanino General Manager Consolidated Accounting Division Finance & Accounting Headquarters Canon Inc.

*Print the name and title of the signing officer under his signature.

The following materials are included.

1.	Notice Regarding Revision of Consolidated Results Forecast

July 19, 2021

Canon Inc. Chairman & CEO: Fujio Mitarai Securities code: 7751 Tokyo (First Section) and other Stock Exchanges
Inquiries: Sachiho Tanino General Manager Consolidated Accounting Div. Finance & Accounting Headquarters +81-3-3758-2111

Notice Regarding Revision of Consolidated Results Forecast

Canon Inc. (the “Company”), at a Board of Directors’ meeting held on July 19, 2021, revised the consolidated results forecast for the fiscal year ending December 31, 2021 that it released on April 26, 2021 as follows.

1.	Revision of Consolidated Results Forecast for Fiscal Year Ending December 31, 2021

	Millions of yen (except per share amounts)
	Net sales	Operating profit	Income before income taxes	Net income attributable to Canon Inc.	Net income per share
Previous forecast	3,500,000	198,000	211,000	140,000	133.89
Revised forecast	3,600,000	283,000	298,000	201,000	192.23
Change	100,000	85,000	87,000	61,000	58.34
Percent change	2.9%	42.9%	41.2%	43.6%	43.6%
For reference, Fiscal 2020	3,160,243	110,547	130,280	83,318	79.37

2.	Reason for Revision

In the second quarter of 2021, as was the case in the first quarter, sales of inkjet printers, which continue to be in high demand due to more people working and learning from home globally, grew strongly. Additionally, even amid restrictions on activities linked to the COVID-19 pandemic, interest in and demand for cameras increased, resulting in sales remaining strong in each region, particularly for full-frame mirrorless cameras and interchangeable lenses. The Company is also posting sales growth of other products, such as medical and semiconductor lithography equipment, thanks to favorable market conditions. Amid inflation caused by a shortage of goods, we expect the favorable market environment to continue in the second half of the year. Additionally, more people getting vaccinated is expected to bring the number of people commuting to offices back, resulting in print demand recovering in the office market. Based on these assumptions, the Company has revised its full-year consolidated results forecast.

This notice contains forward-looking statements with respect to future results, performance and achievements that are subject to risk and uncertainties and reflect management’s views and assumptions formed by available information. All statements other than statements of historical fact are statements that could be considered forward-looking statements. When used in this document, words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “project” or “should” and similar expressions, as they relate to Canon, are intended to identify forward-looking statements. Many factors could cause the actual results, performance or achievements of Canon to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, changes in currency exchange rates and interest rates, introduction of competing products by other companies, lack of acceptance of new products or services by Canon’s targeted customers, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, both referenced and not referenced in this notice. A detailed description of these and other risk factors is included in Canon’s annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. Canon does not intend or assume any obligation to update these forward-looking statements.